780 NORTH WATER STREET MILWAUKEE, WI 53202-3590 TEL 414-273-3500 FAX 414-273-5198 www.gklaw.com

September 13, 2011

VIA EDGAR

Mr. Andrew Mew, Accounting Branch Chief

Mr. Scott Stringer, Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

School Specialty, Inc.

Form 10-K for the Year Ended April 30, 2011, Filed July 1, 2011

Form 10-Q for the Fiscal Quarter Ended July 30, 2011, Filed September 7, 2011

Definitive Proxy Statement on Schedule 14A, Filed July 21, 2011

File No. 000-24385

Dear Messrs. Mew and Stringer:

On behalf of School Specialty, Inc. (the “Company”), this letter is to confirm the telephone conversation on the morning of Tuesday, September 13th, between Mr. Stringer and me.  The Company will respond to the Staff’s September 12, 2011 Comment Letter on or before October 11, 2011.  The Company requires this additional time to prepare the proposed disclosure and other responses to the Staff’s comments due to the technical nature of the comments.

Please contact the undersigned at (414) 287-9663 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ C.J. Wauters

C.J. Wauters

cc:

Kevin Baehler

Dennis F. Connolly

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY & APPLETON, WI; AND WASHINGTON, DC
GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.